UNITED STATES

	       SECURITIES AND EXCHANGE COMMISSION

		     Washington, D.C. 20549





			   FORM U-9C-3



	      QUARTERLY REPORT PURSUANT TO RULE 58

	For the Quarterly Period Ended September 30, 2000






		       ENTERGY CORPORATION
		    (a Delaware corporation)
			639 Loyola Avenue
		  New Orleans, Louisiana 70113
		    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal
		       executive offices)


ITEM 1 - ORGANIZATION CHART
Name of      Energy or                               Percentage
reporting    gas related  Date of       State of     of voting
company      company      organization  organization securities  Nature of
						     held        business
-------------------------------------------------------------------------------
Entergy      Energy      May 17, 1995    Delaware      a 100%     Energy
Power        related                                    owned     marketing and
Marketing    business                                subsidiary   brokering.
Corp.                                                of Entergy
(EPMC)                                               Corporation

Entergy      Energy      November 3,     Delaware      a 100%     Holding
Holdings,    related     1997                           owned     company
Inc. (EHI)   business                                subsidiary   investing in
						     of Entergy   miscellaneous
						     Corporation  energy
								  related
								  companies.

Entergy      Energy      January 28,     Delaware      a 100%     Production,
Thermal,     related     1999                           owned     sale, and
LLC          business                                subsidiary   distribution
(Entergy                                               of EHI     of thermal
Thermal)                                                          energy
								  products.

Entergy      Energy      January 28,     Delaware      a 100%     Energy
Business     related     1999                           owned     management
Solutions,   business                                subsidiary   services.
LLC (EBS)                                              of EHI

Entergy      Energy      February 25,     Delaware     a 100%     Holding
Power        related     1999                           owned     company
Holdings     business                                subsidiary   investing in
USA                                                  of Entergy   qualifying
Corporation                                          Corporation  facilities.
(EPH)

Entergy      Energy      February 25,    Delaware      a 100%     Development
Power RS     related     1999                           owned     and ownership
Corporation  business                                subsidiary   of qualifying
(EPRS)                                                 of EPH     facilities.

Entergy      Energy      June 15,        Delaware      a 100%     Holding
Power Gas    related     2000                           owned     company
Holdings     business                                subsidiary   investing in
Corporation                                          of Entergy   energy
(EPGHC)                                              Corporation  commodity
								  brokering and
								  related
								  services.

Entergy      Energy      June 20,        Delaware    a 80% owned  Holding
Power Gas    related     2000                        subsidiary   company
Operating    business                                 of EPGHC    investing in
Corporation                                                       energy
(EPGOC)                                                           commodity
								  brokering and
								  related
								  services.

Highland     Energy      June 23,         Texas         a 75%     Energy
Energy       related     1987                           owned     commodity
Company      business                                subsidiary   brokering and
(Highland)                                            of EPGOC    related
								  services.

TLG          Energy      December 30,  Connecticut     a 100%     Provide field
Services,    related     1986                           owned     services for
Inc. (TLG)   business                                subsidiary   the
(new)                                                of Entergy   decommissioning
						      Nuclear,    of nuclear
							Inc.      plants

Name of    Energy or                                 Percentage
Reporting  gas related    Date of       State of     of voting
company    company        organization  organization securities   Nature of
						       held       business

Entergy      Energy         August 30,       Texas     a 99%      Provide
Retail       related        2000                       owned      competitive
Texas        business                                 subsidiary  energy
Limited                                               of Entergy  service and
Partnership-                                            Retail    electric
A (ERTLA)                                              Holding    sales
(new)                                                  Company
						       and a 1%
						      subsidiary
						      of Entergy
							 Retail
							 Texas,
							  Inc.

EPMC Activities
      During the quarterly period ended September 30, 2000, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities
      During the quarterly period ended September 30, 2000, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During the quarterly period ended September 30, 2000, Entergy Thermal operated a district cooling and heating system in New Orleans, Louisiana.

EBS Activities
      During the quarterly period ended September 30, 2000, EBS was inactive, but in the future intends to engage in energy management services.

EPH Activities
      During  the quarterly period ended September 30, 2000,  EPH acted  as a holding company with respect to Entergy's investments
in   "qualifying  facilities"  (QFs)  under  the  Public  Utility
Regulatory Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended September 30, 2000, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate a 500 MW cogeneration facility in Louisiana which is a QF under PURPA.

EPGHC Activities
      During the quarterly period ended September 30, 2000, EPGH acted as a holding company for investing in energy commodity brokering and related services. Revenues during the quarterly period ended September 30, 2000 were immaterial.

EPGOC Activities
      During the quarterly period ended September 30, 2000, EPGOC acted as a holding company for investing in energy commodity brokering and related services. Revenues during the quarterly period ended September 30, 2000 were immaterial.

Highland Activities
      During the quarterly period ended September 30, 2000, Highland engaged in the business of energy commodity brokering and related services. Revenues during the quarterly period ended
September 30, 2000 were immaterial.

TLG Activities
      During the quarterly period ended September 30, 2000, TLG provided field services in decontamination, decommissioning, radiological health and safety, industrial safety, radiological and hazardous/toxic waste management and disposal. Revenues during the quarterly period ended September 30, 2000 were immaterial.

ERTLA Activities
      During the quarterly period ended September 30, 2000, ERTLA was in its formative stage and in the future intends to engage in providing competitive energy service and electric sales.

 ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

Company   Type of      Principal                    Person to  Collateral  Considera-
issuing   security     amount of   Issue   Cost of    whom     given with    tion
security   issued      security     or     capital  security    security   received
				  renewal              was                 for each
						     issued                security

  TLG      Common         N/A      Issue     N/A     Entergy      N/A       $1.00
	   Stock                                    Nuclear,                 per
						      Inc.                  share

									    $1,000
 ERTLA    Partnership     N/A      Issue     N/A     Entergy      N/A        N/A
	  Interest                                   Retail
						     Texas,
						     Inc. (1%)
						     Entergy
						     Retail
						     Holding
						     Company
						      (99%)


Company contributing capital   Company receiving     Amount of capital
				    capital             contribution

Entergy Nuclear, Inc.                 TLG           $4,999,000
Entergy Retail Texas, Inc.           ERTLA          $   10,010
Entergy Retail Holding
  Company                            ERTLA          $  990,990





ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

Reporting  Associate
 company    company     Types of    Direct   Indirect             Total
rendering  receiving    services     costs     costs    Cost of   amount
services   services     rendered    charged   charged   capital   billed

   EHI        EBS     Professional   $151       -0-       N/A       $151
		      services and
		      back office
			support

   EHI      Entergy     Same as      $65        -0-       N/A       $65
	    Thermal      above

   Part II - Transactions Performed by Associated Companies on
		  Behalf of Reporting Companies

 Associate      Reporting
  company        company       Types of                Indirect             Total
 rendering      receiving      services      Direct     costs   Cost of     amount
  services      services       rendered      costs     charged  capital     billed
					    charged
  Entergy         EPMC       Professional  $9,004,061    $-0-     N/A     $9,004,061*
Enterprises,                 services and
 Inc.(EEI)                   back office
			     support.

    EEI            EHI       Same as       $      215    $-0-     N/A     $      215
			     above.

    EEI          Entergy     Same          $  215,923    $-0-     N/A     $  215,923*
		 Thermal     as
			     above.

  Entergy          TLG       Administrative $  47,671    $-0-     N/A     $   47,671
  Nuclear,                   /Management
    Inc.                     services.


    EEI          Entergy     Professional  $   11,394    $-0-     N/A     $   11,394
	      Retail Texas   services and
		 Limited     back office
	      Partnership-A  support.


  Includes  Entergy  Services, Inc.  costs  of  $512,273  and
  $42,977 for services rendered indirectly through EEI to EPMC and Entergy Thermal, respectively.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of
    September 30, 2000                                $14,798,694,000    Line 1
  Total capitalization multiplied by 15% (line 1
    multiplied by 0.15)                                 2,219,804,100    Line 2
  Greater of $50 million or line 2                      2,219,804,100    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC, Highland &
     ERTLA)                                               418,501,000
   Energy related technical and similar services
     (EHI & TLG)                                           58,448,023
	 Development and ownership of QFs (EPH &
	   EPRS)                                                2,000
						      ---------------
      Total current aggregate investment*                 476,951,023    Line 4
						      ---------------
Difference between the greater of $50 million or
15% of capitalization and the total aggregate
investment of the registered holding company system
(line 3 less line 4)                                   $1,742,853,077    Line 5
						      ===============


* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.


ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
		    report           report         investment

Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.  Exhibits

     1. Certificate of filing of Form U-9C-3 for the 2nd Quarter of 2000 with interested state commissions and municipal regulator.




			    SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

			     Entergy Corporation



			     By:/s/ Nathan E. Langston
				    Nathan E. Langston
				    Vice President and
				Chief Accounting Officer


Dated:  November 28, 2000